UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Notice under Section 708A(5)(e)
of the Corporations Act
Brisbane, Australia — Tuesday, 20 July 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited (Company) issued on 19 July 2010, 22,100,122 fully paid ordinary shares (Shares) pursuant to an equity line of credit facility agreement.
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement
-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 200,986 fully paid ordinary shares 2. 22,100,122 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares issued pursuant to exercise of unquoted options 2. Fully paid ordinary shares issue pursuant to equity line of credit arrangement

+ See chapter 19 for defined terms

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. Yes

5	Issue price or consideration	1. $0.001 per share pursuant to terms of options 2. i) 10,989,011 at $0.0091 ii) 11,111,111 at $0.0090

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for working capital to continue the development and testing of the Company’ s current products and to develop and deliver Metal Storm systems under recent US Military contract awards.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 19 July 2010 2. 19 July 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,220,953,491 107,602,756 32,367,720 27,863,402	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	56,232,753	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	20 July 2010

(~~Director~~/Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 19 July 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,680,192
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		56,232,753

Appendix 3B
New issue announcement
-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	287,956 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued pursuant to exercise of unquoted options

+ See chapter 19 for defined terms

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.001 per share pursuant to terms of options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Upon exercise of unquoted options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 July 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,221,241,447 107,602,756 32,367,720 27,863,402	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,944,797	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	23 July 2010

(~~Director~~/Company secretary)

Print name:	P R Wetzig

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 21 July 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,392,236
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,944,797

Metal Storm Limited
Notice of Meeting of Shareholders and
Explanatory Statement
Meeting to be held at the Brisbane Room, Management House,
Australian Institute of Management, cnr Boundary & Rosa Streets,
Spring Hill, Brisbane on Thursday 19 August 2010 commencing at 10 am

Table of Contents

Notice of Meeting of Shareholders	3
Explanatory Statement	6
1 Background	6
2 Part A — Approval of issue of Shares under Line Agreement	7
3 Part B — Approval of previous placements	11
4 Part C — Approval of issue of Doyle Options to Andrew Doyle	13
5 Rationale for Shareholder approval	14
6 Directors’ recommendation	15
7 Glossary	15
Schedule 1	17
Schedule 2	19
Schedule 3	25

Explanatory Statement
Metal Storm Limited

Notice of Meeting of Shareholders
Notice is hereby given that a meeting of Shareholders of Metal Storm Limited will be held at the Brisbane Room, Management House, Australian Institute of Management, cnr Boundary & Rosa Streets, Spring Hill, Brisbane, on Thursday 19 August 2010 commencing at 10 am AEST.
Business
Part A — Approval of issue of Shares under Line Agreement
Resolution 1: Approval of issue of Shares to Dutchess under Line Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the following Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement:
(a)	up to 260,000,000 Shares at an issue price determined in the manner set out in the Explanatory Statement; and

(b)	Shares in connection with payment of the Second Tranche Commitment Fee at an issue price determined in the manner set out in the Explanatory Statement.
Resolution 2: Approval of previous issue of Shares to Dutchess under Line Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of the following Shares to Dutchess, in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement, be authorised and approved:
(a)	20,636,715 Shares in connection with payment of the First Tranche Commitment Fee; and

(b)	10,989,011 Shares at an issue price of $0.0091 in connection with the first Investment Notice issued to Dutchess under the Line Agreement.
Part B — Approval of previous placements
Resolution 3: Approval of previous issue of Shares to Empire Equity
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 33,333,333 Shares to Empire Equity at an issue price of $0.0081, details of which are set out in the Explanatory Statement, be authorised and approved.
Resolution 4: Approval of issue of securities to Andrew Doyle
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 29,591,836 Shares at the issue prices set out in the Explanatory Statement and 6,632,652 Unquoted Options for nil consideration to Andrew Doyle, details of which are set out in the Explanatory Statement, be authorised and approved.

Explanatory Statement
Metal Storm Limited

Resolution 5: Approval of previous issue of securities to Malco (PNG) Limited
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 10,204,122 Shares at an issue price of $0.0098 and 2,040,816 Unquoted Options for nil consideration to Malco (PNG) Limited, details of which are set out in the Explanatory Statement, be authorised and approved.
Part C — Approval of issue of Doyle Options to Andrew Doyle
Resolution 6: Approval of issue of Doyle Options to Andrew Doyle
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of 101,062,425 Doyle Options for nil consideration to Andrew Doyle, details of which are set out in the Explanatory Statement.
Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.
Voting entitlements
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00 pm AEST on Tuesday 17 August 2010. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the meeting.
Voting exclusion statement
The Company will disregard any votes cast on:
•	Resolutions 1 and 2 by Dutchess and any associate of Dutchess;

•	Resolution 3 by Empire Equity and any associate of Empire Equity;

•	Resolutions 4 and 6 by Andrew Doyle and any of his associates; and

•	Resolution 5 by Malco (PNG) Limited and any associates of Malco (PNG) Limited.
However, the Company need not disregard a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Explanatory Statement
Metal Storm Limited

Proxies
Please note that:
(a)	a Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate or letter of appointment of corporate representative should be completed and lodged in the manner specified below.
Corporate Representative
Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.
By order of the Board of Directors

P R Wetzig, FCIS
Company Secretary
Metal Storm Limited
19 July 2010

Explanatory Statement
Metal Storm Limited

Explanatory Statement
This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the meeting of Shareholders on 19 August 2010.
This Explanatory Statement is provided to Shareholders to assist them in deciding how to vote on the Resolutions in the Notice of Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
1 Background
1.1 GEM Facility Agreement
At the general meeting held on 4 March 2010, Shareholders approved the issue of up to 520,000,000 Shares and up to 100,000,000 GEM Options to GEM. Subsequently, at the Annual General Meeting held on 21 May 2010, Shareholders approved the issue of up to 320,000,000 Shares and up to 64,000,000 GEM Options to GEM.
On 22 June 2010 the Company announced that it had:
•	agreed with GEM to terminate the GEM Facility Agreement; and

•	entered into an equity line of credit with Dutchess.
Consequently, the Company will not issue any further securities to GEM under the GEM Facility Agreement. However, before the GEM Facility Agreement was terminated, the Company had issued 65,000,000 Shares and 12,268,811 GEM Options to GEM.
1.2 Line Agreement
After careful consideration, the Board decided to enter into an equity line of credit with Dutchess (the Line Agreement). Details about the Line Agreement are set out in section 2 and in Schedule 1: Summary of the Line Agreement.
The Shareholder approval obtained for the issue of securities to GEM on 21 May 2010 cannot be used to issue Shares to Dutchess under the Line Agreement. The ASX Listing Rules limit the amount of Shares the Company can issue in any 12 month period without Shareholder approval to 15% of the Company’s share capital.
Without Shareholder approval, the Company’s 15% limit under ASX Listing Rule 7.1 will restrict the Company from raising sufficient funds under the Line Agreement to continue its operations in the short term. Accordingly, the Company has convened this meeting to seek Shareholder approval to issue Shares to Dutchess under the Line Agreement. Under the ASX Listing Rules, this approval will last for three months. The Company will be required to seek a further approval at that time. In the absence of this approval, any Shares issued to Dutchess will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, thereby reducing the Company’s capacity to raise funds through Share issues to other persons.
The Company is also taking the opportunity at this meeting to seek Shareholder approval for several recent small placements and for previous issues of Shares to Dutchess under the Line Agreement, so that the issue of these securities will not be counted in the Company’s 15% limit going forward.

Explanatory Statement
Metal Storm Limited

Between the date of this notice of meeting and the date of the meeting (19 August 2010), it is likely that the Company will issue additional Shares to Dutchess under the terms of the Line Agreement. The number of Shares to be issued to Dutchess during this period is not yet known. Any Shares issued to Dutchess between the date of this notice of meeting and the date of the meeting will need to be counted in the Company’s 15% limit unless Shareholder approval is obtained at a later date.
2 Part A — Approval of issue of Shares under Line Agreement
2.1 Details of the Line Agreement
On 22 June 2010, the Company entered into the Line Agreement for Dutchess to provide a source of working capital for the Company. The Company may access up to $25 million over a three year period under the Line Agreement. The Company will issue Shares in consideration for the amount it is paid by Dutchess.
Shares under the Line Agreement will be issued to Dutchess at a price per Share equal to the lowest daily volume weighted average price (VWAP) of Shares traded on ASX during the five trading days immediately following the date an Investment Notice is given to Dutchess.
The first Drawdown under the Line Agreement was completed on 9 July 2010, resulting in the issue of 10,989,011 Shares to Dutchess. The Company received $100,000 under the first Drawdown.
The Company is seeking approval under the Resolutions in Part A for the issue of Shares under the Line Agreement to access additional working capital.
For more detailed information about the Line Agreement, please refer to Schedule 1: Summary of the Line Agreement.
2.2 Fees payable
The Company has agreed to pay Dutchess a fee of 6% of any funds received under each Drawdown, which is payable in cash at the close of each Drawdown.
The Company has also agreed to pay a Commitment Fee of 1.6% of the total funds available under the Line Agreement payable in two tranches. The First Tranche Commitment Fee was paid to Dutchess on 30 June 2010 by the issue of 20,636,715 Shares.
If Shareholder approval for Resolution 1 is obtained, the Company will also pay the Second Tranche Commitment Fee by the issue of Shares. For further details see section 0 and Schedule 1: Summary of the Line Agreement.
In certain circumstances, the value of all or part of the Commitment Fee paid to Dutchess will be repaid to the Company in cash. For further details see Schedule 1: Summary of the Line Agreement.
Under the Line Agreement, the Company was also required to pay Dutchess’ legal fees for the preparation and negotiation of the Line Agreement.
2.3 Number of Shares to be issued if Shareholder approval for Resolution 1 is obtained
The ASX Listing Rules require the Company to provide information about the maximum number of Shares to be issued as a result of the Shareholder approval. See section 0 for further information about these requirements.

Explanatory Statement
Metal Storm Limited

If Shareholder approval for Resolution 1 is obtained, the Company will be able to issue to Dutchess:
(a)	up to 260,000,000 Shares within three months of the date of the approval; and
(b)	Shares in payment of the Second Tranche Commitment Fee.
Any Shares issued to Dutchess under the Line Agreement above the maximum of 260,000,000 in this period (excluding Shares issued in payment of the Second Tranche Commitment Fee) will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, unless a subsequent Shareholder approval is obtained.
If Shareholder approval is obtained, the Company intends to issue Investment Notices for up to $200,000 every one-to-two weeks. The Company estimates that it is unlikely that it will issue the maximum number of Shares in the three month period from the date of the meeting but it wishes to ensure it has maximum flexibility to do so should it be necessary.
The actual number of Shares to be issued will depend on the level to which the Company needs to call on the funds available under the Line Agreement, as well as the price at which any Shares will be issued in accordance with the mechanism set out in the Line Agreement.
Example:
Assuming the Company was able to Drawdown $100,000 and the lowest daily VWAP of Shares was $0.010 over the pricing period, the following number of Shares would need to be issued:

No. of Shares (NS)	=	100,000

		0.010

NS	=	10,000,000 Shares
By way of further example, the following table sets out the number of Shares that would be issued to Dutchess based on a range of different Share prices.

	Amount
Row	advanced	Lowest daily VWAP of Shares over the pricing period
		$0.006	$0.008	$0.010	$0.012	$0.014
1	$100,000	16,666,666	12,500,000	10,000,000	8,333,333	7,142,857
2	$200,000	33,333,333	25,000,000	20,000,000	16,666,666	14,285,714
3	$500,000	83,333,333	62,500,000	50,000,000	41,666,666	35,714,286
4	$1,000,000	166,666,666	125,000,000	100,000,000	83,333,333	71,428,571
Row 2 of the above table also shows the number of Shares that would be issued to Dutchess in payment of the Second Tranche Commitment Fee based on a range of different Share prices.

Explanatory Statement
Metal Storm Limited

2.4 Approvals required
The Company is seeking the following Shareholder approvals:

Resolution	ASX Listing Rule	Details
Resolution 1	7.1	a) Approval of issue of up to 260,000,000 Shares to Dutchess in connection with future Drawdowns

		b) Approval of issue of Shares to Dutchess in connection with the payment of the Second Tranche Commitment Fee

Resolution 2	7.4	a) Ratification of issue of 20,636,715 Shares to Dutchess in connection with the payment of the First Tranche Commitment Fee

		b) Ratification of issue of 10,989,011 Shares to Dutchess in connection with the first Investment Notice issued to Dutchess
2.5 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Resolution 1 so that the Shares to be issued to Dutchess within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

Explanatory Statement
Metal Storm Limited

2.6 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

	260,000,000 Shares	Second Tranche Commitment Fee
Maximum number of securities the entity is to issue[1] or the formula for calculating the number of securities the entity is to issue	Up to 260,000,000 Shares	200,000 ÷ the VWAP of Shares traded on ASX on the five trading days before the date of the meeting

Date of issue	No later than three months after the date of the approval

Issue price	Calculated in accordance with the Line Agreement[2]

Name of the allottees	Dutchess or its nominee

Terms of the securities	Fully paid ordinary shares

Use of funds	The Line Agreement provides Metal Storm with funding for approximately 36 months, depending on the size of each Drawdown. The split between compliance, administrative and product development/marketing (Commercialisation) costs will also vary based on the size of each Drawdown. However, if the facility performs as expected, the Company currently expects that approximately 60% of the drawn down funds will be channelled into Commercialisation.

Date of allotment	Shares in connection with future Drawdowns will be allotted progressively	If Shareholder approval is obtained, the date of the approval
2.7 Approval under ASX Listing Rule 7.4
As noted in section 2.5, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
Under ASX Listing Rule 7.4, an issue of securities without approval under ASX Listing Rule 7.1 will be treated as having been made with Shareholder approval for the purposes of ASX Listing Rule 7.1 if the original issue did not breach the 15% limit under ASX Listing Rule 7.1 and Shareholders subsequently approve the issue.

[1]	The Company has adopted these maximum numbers to satisfy the requirements of ASX Listing Rule 7.3.1. See section 2.3 for further information about how the Company has determined the maximum number.

[2]	If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.

Explanatory Statement
Metal Storm Limited

The Company is seeking Shareholder approval under Resolution 2 for the previous issue of Shares to Dutchess in connection with the payment of the First Tranche Commitment Fee and the first Investment Notice.
2.8 Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

	First Tranche Commitment Fee	First Investment Notice
Number of securities issued	20,636,715 Shares	10,989,011 Shares

Issue price	$0.0097	$0.0091

Terms of the securities	Fully paid ordinary shares

Name of the allottee	Dutchess	Dutchess

Use of funds	Working capital
3 Part B — Approval of previous placements
3.1 Details of the placements
The Company completed several small placements since the notice convening the Annual General Meeting was sent to Shareholders. The funds raised were used for working capital to keep the Company operational.
3.2 Approvals required

Resolution	ASX Listing Rule	Details
Resolution 3	7.4	Ratification of issue of 33,333,333 Shares to Empire Equity at an issue price of $0.0081

Resolution 4	7.4	Ratification of issue of the following securities to Andrew Doyle:

		a) 14,285,714 Shares at an issue price of $0.014;

		b) 15,306,122 Shares at an issue price of $0.0098; and

		c) 6,632,652 Unquoted Options that were issued for nil consideration

Resolution 5	7.4	Ratification of issue of the following securities to Malco (PNG) Limited:

		a) 10,204,122 Shares at an issue price of $0.0098; and

		b) 2,040,816 Unquoted Options that were issued for nil consideration
3.3 Approval under ASX Listing Rule 7.4
As noted in section 2.5, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without

Explanatory Statement
Metal Storm Limited

Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
Under ASX Listing Rule 7.4, an issue of securities without approval under ASX Listing Rule 7.1 will be treated as having been made with Shareholder approval for the purposes of ASX Listing Rule 7.1 if the original issue did not breach the 15% limit under ASX Listing Rule 7.1 and Shareholders subsequently approve the issue.
The Company is seeking Shareholder approval under:
•	Resolution 3 for the issue of 33,333,333 Shares to Empire Equity;

•	Resolution 4 for the issue of 29,591,836 Shares and 6,632,652 Unquoted Options to Andrew Doyle; and

•	Resolution 5 for the issue of 10,204,122 Shares and 2,040,816 Unquoted Options to Malco (PNG) Limited.
3.4 Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.
Resolution 3

Number of securities issued	33,333,333

Issue price	$0.0081

Terms of the securities	Fully paid ordinary shares

Name of the allottee	Empire Equity

Use of funds	Working capital
Resolution 4

Number of securities issued	14,285,714 Shares	15,306,122 Shares	6,632,652 Unquoted Options

Issue price	$0.014	$0.0098	Nil

Terms of the securities	Fully paid ordinary shares		As per Schedule 2: Unquoted Option Terms

Name of the allottee	Andrew Doyle

Use of funds	Working capital

Explanatory Statement
Metal Storm Limited

Resolution 5

Number of securities issued	10,204,122 Shares	2,040,816 Unquoted Options

Issue price	$0.0098	Nil

Terms of the securities	Fully paid ordinary shares	As per Schedule 2: Unquoted Option Terms

Name of the allottee	Malco (PNG) Limited

Use of funds	Working capital
4 Part C — Approval of issue of Doyle Options to Andrew Doyle
4.1 Details of the Subscription Agreement
On 23 January 2010, the Company entered into the Subscription Agreement with Andrew Doyle, under which Andrew Doyle agreed to subscribe for $700,000 worth of Shares at an issue price determined in accordance with a formula. Under the Subscription Agreement, the Company also agreed to issue Doyle Options to Andrew Doyle on the basis of one Doyle Option for each Share issued under the Subscription Agreement, as well as one Doyle Option for each of the 48,392,857 Shares previously issued to Andrew Doyle under private placements.
4.2 Previous Shareholder approval
On 4 March 2010, Shareholder approval was obtained for the issue of Shares and Doyle Options to Andrew Doyle under the Subscription Agreement.
In accordance with the Shareholder approval, 52,669,568 Shares were issued to Andrew Doyle on 15 March 2010. This meant that, under the Subscription Agreement, Andrew Doyle was entitled to be issued 101,062,425 Doyle Options.
However, subsequent to the Shareholder approval being obtained, Andrew Doyle advised the Company that he would like to postpone the issue of Doyle Options. Consequently, the Company did not issue any Doyle Options to Andrew Doyle.
As more than three months has elapsed since the Shareholder meeting was held on 4 March 2010, the Shareholder approval for the issue of Doyle Options to Andrew Doyle is no longer effective.
Mr Doyle has recently advised the Company that he would now like the Company to issue the Doyle Options to him. The Company is currently unable to issue all of the Doyle Options to Andrew Doyle without Shareholder approval as to do so would exceed its 15% limit under ASX Listing Rule 7.1. The Company is seeking Shareholder approval so that the Doyle Options can be issued to Andrew Doyle within three months of this meeting.
The terms of the Doyle Options are set out in Schedule 3: Doyle Option Terms.

Explanatory Statement
Metal Storm Limited

4.3 Approval required

Resolution	ASX Listing Rule	Details
Resolution 6	7.1	Approval of issue of 101,062,425 Doyle Options to Andrew Doyle
4.4 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Resolution 6 so that the Doyle Options to be issued to Andrew Doyle within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
If Shareholder approval is not obtained for Resolution 6 then the Company may either:
(a)	issue all of the Doyle Options or as many Doyle Options as its 15% limit under ASX Listing Rule 7.1 allows. However, any issue of Doyle Options in these circumstances will be counted in the Company’s 15% limit which will severely restrict the Company’s flexibility to raise funds in the next 12 months without Shareholder approval; or
(b)	not issue any Doyle Options.
If the Company does not issue (or is restricted from issuing) all of the Doyle Options to Andrew Doyle, the Company may be in breach of the Subscription Agreement, exposing it to the risk of legal action from Andrew Doyle for breach of contract.
4.5 Information required by ASX Listing Rule 7.3

Maximum number of securities the entity is to issue	101,062,425 Doyle Options

Date of issue	No later than three months after the date of the approval

Issue price	Nil

Name of the allottee	Andrew Winston Doyle

Terms of the securities	As per Schedule 3: Doyle Option Terms

Use of funds	No funds will be raised from the issue of Doyle Options

Date of allotment	No later than three months after the date of the approval
5 Rationale for Shareholder approval
5.1 Rationale for approval under ASX Listing Rule 7.1
The approval of Shareholders for the issue of Shares to Dutchess under Resolution 1 and Doyle Options to Andrew Doyle under Resolution 6 in the three month period from the date of the meeting will provide the Company with flexibility in considering any necessary further fundraising. The Company

Explanatory Statement
Metal Storm Limited

will also be able to raise further funds (including under the Line Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders. Any Shares issued in accordance with Resolution 1 will not be counted towards the calculation of the 15% limit, except if any issue price of the Shares is less than 80% of the average market price.
5.2 Rationale for approvals under ASX Listing Rule 7.4
The approval of Shareholders to Resolutions 2, 3, 4 and 5 will provide the Company with flexibility in considering any necessary further fundraising. It will enable the Company to issue further funds at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders. Any Shares issued in accordance with Resolutions 2, 3, 4 and 5 will not be counted towards calculation of the 15% limit.
6 Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of all Resolutions.
7 Glossary
In this document, the following terms have the meanings below unless the context otherwise requires:

AEST	Australian Eastern Standard Time

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Commitment Fee	the aggregate of the First Tranche Commitment Fee and the Second Tranche Commitment Fee

Company	Metal Storm Limited ABN 99 064 270 006

Corporations Act	Corporations Act 2001 (Cth)

Doyle Options	Options to be issued to Andrew Doyle, the terms of which are set out in Schedule 3: Doyle Option Terms

Drawdown	an exercise by the Company of its entitlement under the Line Agreement to require Dutchess to subscribe for (or to cause another person to subscribe for) Shares

Dutchess	Dutchess Opportunity Fund II LP

Empire Equity	Empire Equity Limited

GEM	GEM Global Yield Fund Ltd

GEM Facility Agreement	the GEM Equity Line Facility Agreement between GEM, GEM Investment Advisors, Inc and the Company dated 31 December 2009

GEM Options	options that were issued (or were proposed to be issued) to GEM, the terms of which were set out in schedule 2 of the notice of meeting dated 2 February 2010

Explanatory Statement
Metal Storm Limited

First Tranche Commitment Fee	$200,000 payable by the Company to Dutchess

Investment Notice	a notice issued by the Company to Dutchess to effect a Drawdown

Line Agreement	the Line Agreement between Dutchess and the Company dated 22 June 2010

Second Tranche Commitment Fee	$200,000 payable by the Company to Dutchess

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Subscription Agreement	the subscription agreement between the Company and Andrew Doyle dated 23 January 2010

Unquoted Options	options issued to Andrew Doyle and Malco (PNG) Limited, the terms of which are set out in Schedule 2: Unquoted Option Terms

VWAP	volume weighted average price

Schedule 1
Summary of Line Agreement
1	General
(a)	Subject to satisfaction of the Conditions below, the Company may require Dutchess, for a period of three years ending on 22 June 2013, to subscribe for (or cause to be subscribed for) Shares not exceeding $25 million.

(b)	While Company has the right to Drawdown under the Line Agreement and provided that Dutchess is not in default of its obligations, the Company has agreed not to enter into any equity line of credit agreements with any third party requiring the third party to subscribe for Shares in a structured way over time, without first obtaining Dutchess’ consent, which cannot be unreasonably withheld. This restriction does not prevent the Company from undertaking a rights issues or share purchase plan or raising money through placements of Shares or security issues not in the nature of an ongoing equity line of credit arrangement.
2	Conditions

Dutchess is not obliged to subscribe for Shares unless certain conditions have been satisfied, including the Company obtaining Shareholder approval, if required, for the issue of Shares under a Drawdown.

3	Drawdowns
(a)	The Company may give a notice to Dutchess requesting a Drawdown (Investment Notice). Once an Investment Notice is given, a Pricing Period (see below) commences and a second Investment Notice cannot be given. This means that the Company can only issue one Investment Notice every five trading days.

(b)	Prior to Shareholder approval, the Company can issue an Investment Notice for up to $100,000.

(c)	If Shareholder approval is obtained, the Company will be able to issue an Investment Notice for up to $200,000.
4	Pricing
(a)	If Dutchess is required to subscribe for Shares under the Line Agreement, it must do so at a subscription price per Share equal to the lowest daily volume weighted average price (VWAP) of Shares during the period commencing on the day an Investment Notice is given and ending at 5:00 pm five consecutive trading days later (Pricing Period).

(b)	The minimum price at which the Company is required to issue Shares to Dutchess will be determined by the Company at the time it gives an Investment Notice (Floor).

(c)	The pricing mechanism disregards the daily VWAP of Shares on any trading day during the Pricing Period where it is less than the Floor.

(d)	Where an event described in paragraph (c) occurs, Dutchess may elect to reduce the proposed amount to be paid under the Drawdown by 1/5th for each day on which the event occurs.

5	Repayment of Commitment Fee
(a)	If Shareholder approval is not obtained for the issue of:
(i)	the Shares for the Commitment Fee; and

(ii)	the Shares to be issued under the Line Agreement for a period of three months after the date of this meeting,

and the Line Agreement is terminated (see below) Dutchess must, at Dutchess’ election, either:

(iii)	pay the Company 75% of the value of the First Tranche Commitment Fee; or

(iv)	sell 20,636,715 Shares and pay the Company the net proceeds less $50,000.
In the event that Dutchess elects to make a payment under paragraph 0(a)(iii), Dutchess or its nominee retains free and clear title to all the Shares issued to it in payment of the First Tranche Commitment Fee.

(b)	If the Company makes Drawdowns under the Line Agreement of $3 million or more and upon termination of the Line Agreement, Dutchess must sell the number of Shares equal to the number of Shares issued for the Commitment Fee on ASX and pay the Company the net proceeds.
6	Termination of the Line Agreement
(a)	The Line Agreement may be terminated in a number of ways including:
(i)	at the expiry of the three year term, being 22 June 2013;

(ii)	by the Company, if written notice is given to Dutchess; and

(iii)	by Dutchess, if an event of default occurs.
(b)	An event of default includes:
(i)	if the Shareholder approval sought at this meeting is not obtained before 30 September 2010;

(ii)	if the VWAP of Shares falls below a defined level for five consecutive trading days;

(iii)	the Company failing to perform its undertakings under the Line Agreement and such default, if capable of remedy, remaining unremedied for a period of 30 days after notice from Dutchess requiring the default to be remedied;

(iv)	if any representations or warranties made by the Company under the Line Agreement is found to have been false or misleading in any material respect when made or become false or misleading in any material respect;

(v)	a material judgement is entered against the Company;

(vi)	an event occurs which has a “material adverse effect”;

(vii)	a petition is lodged, an order made or a resolution passed for the winding up of the Company or a meeting is convened for that purpose;

(viii)	a receiver or an administrator is appointed to the Company;

(ix)	the Company suspends payment of its debts;

(x)	the Company being unable to pay its debts when they are due within the meaning of the Corporations Act; or

(xi)	a compromise or arrangement is proposed between the Company and its creditors.
(c)	Termination of the Line Agreement for any reason will release the Company and Dutchess from any future obligations under the Line Agreement, subject to certain accrued rights and liabilities.

Schedule 2
Unquoted Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at $0.001 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5.00 pm Australian Eastern Standard Time on 24 September 2012 (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the ASX Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (d) above.
(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the ASX Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the ASX Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of a option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the ASX Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of a option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the option holder, within 30 days after that request, give to that option holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the option holder the net number of options after making the payment.

Schedule 3
Doyle Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at A$0.018 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5.00 pm Australian Eastern Standard Time on the date which is eighteen months from the date of issue of the options (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (d) above.
(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of a option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of a option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the option holder, within 30 days after that request, give to that option holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the option holder the net number of options after making the payment.

      000001 000 MST MR
     SAM SAMPLE
     FLAT 123
     123 SAMPLE STREET
     THE SAMPLE HILL
     SAMPLE ESTATE
     SAMPLEVILLE VIC 3030
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☑ Cast your proxy vote ☑ Review and update your securityholding	Your secure access information is: Control Number: 999999 SRN/HIN: I 9999999999 PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

   For your vote to be effective it must be received by 10.00am AEST Tuesday 17 August 2010

How to Vote on Items of Business
All your securities will be voted in accordance with your directions.
Appointment of Proxy
Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.
Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.
Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.
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Signing Instructions for Postal Forms
Individual: Where the holding is in one name, the securityholder must sign.
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Attending the Meeting
Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, “Downloadable Forms”.
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916CR0_Sample_Proxy/000001/000001/i

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030	☐	Change of address. If incorrect,
mark this box and make the
correction in the space to the left.
Securityholders sponsored by a
broker (reference number
commences with ‘X’) should advise
your broker of any changes.	*I9999999999* I 9999999999 I ND
■ Proxy Form                                                       Please mark  ☒ to indicate your directions

Appoint a Proxy to Vote on Your Behalf
I/We being a member/s of Metal Storm Limited hereby appoint                                                                           XX

☐	the Chairman of the meeting	OR	PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).
or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Metal Storm Limited to be held at the Brisbane Room, Management House, Australian Institute of Management, cnr Boundary & Rosa Streets, Spring Hill, Brisbane on Thursday, 19 August 2010 at 10.00am and at any adjournment of that meeting.

Items of Business
PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1	Approval of issue of Shares to Dutchess under the Line Agreement	☐	☐	☐

2	Approval of previous issue of Shares to Dutchess under the Line Agreement	☐	☐	☐

3	Approval of previous issue of Shares to Empire Equity	☐	☐	☐

4	Approval of previous issue of securities to Andrew Doyle	☐	☐	☐

5	Approval of previous issue of securities to Malco (PNG) Limited	☐	☐	☐

6	Approval of issue of Doyle Options to Andrew Doyle	☐	☐	☐
The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

Signature of Securityholder(s) This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date	/ /

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: July 23, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary